UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

AMMO, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00175J107

(CUSIP Number)

Steven F. Urvan

7491 N Federal Highway

STE C5 PMB 379

Boca Raton, FL 33487

(480) 947-0001

Steve Wolosky, Esq.

Meagan Reda, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00175J107

1	NAME OF REPORTING PERSON

Steven F. Urvan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,040,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,040,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,040,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.13% (2)
14	TYPE OF REPORTING PERSON

IN

1.	Consists of 20,040,000 shares of common stock of the Issuer held directly by Mr. Urvan.
2.	Percentage of class based on 116,961,005 total outstanding shares of common stock of the Issuer as reported in the Issuer’s Form 10-Q filed on August 15, 2022.
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CUSIP No. 00175J107

1	NAME OF REPORTING PERSON

Susan T. Lokey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)
14	TYPE OF REPORTING PERSON

IN

1.	Consists of 40,000 shares of common stock of the Issuer held directly by Ms. Lokey.
2.	Percentage of class based on 116,961,005 total outstanding shares of common stock of the Issuer as reported in the Issuer’s Form 10-Q filed on August 15, 2022.
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CUSIP No. 00175J107

This Amendment No. 2 amends and supplements the Schedule 13D filed by Steven F. Urvan on May 10, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 30, 2021 (“Amendment No. 1,” and together with the Original Schedule 13D, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 1 Security and Issuer.

Item 1 is hereby amended and restated as follows:

The statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of AMMO, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 7681 E. Gray Rd., Scottsdale, AZ 85260.

Item 2 Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is filed by (i) Steven F. Urvan (“Mr. Urvan”) and (ii) Susan T. Lokey (“Ms. Lokey”).

Mr. Urvan’s present principal occupation or employment is serving as Chief Strategy Officer of the Issuer. Mr. Urvan is a United States citizen. The business address of Mr. Urvan is 7491 N Federal Highway, STE C5 PMB 379, Boca Raton, FL 33487.

Ms. Lokey’s present principal occupation or employment is serving as Chief Financial Officer of IA Tech LLC, a subsidiary of the Issuer (“IA Tech”). Ms. Lokey is a United States citizen. The business address of Ms. Lokey is 1100 Circle 75 Parkway, Suite 1300, Atlanta GA 30339.

Mr. Urvan and Ms. Lokey are each referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

During the last five years the Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Mr. Urvan acquired 20,000,000 shares of Common Stock pursuant to an Agreement and Plan of Merger, dated as of April 30, 2021 (the “Merger Agreement”), by and among Mr. Urvan, Gemini Direct Investments, LLC (“Gemini”), the Issuer and SpeedLight Group I, LLC (“SpeedLight”), whereby SpeedLight merged (the “Merger”) with and into Gemini, with SpeedLight surviving the merger as a wholly owned subsidiary of the Issuer. Pursuant to the Merger Agreement, the Issuer acquired from Mr. Urvan 100% of the equity of Gemini which owns 100% of the Gunrboker.com business (the “Acquisition”).

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CUSIP No. 00175J107

As consideration for the Acquisition, on April 30, 2021, (i) the Issuer assumed an aggregate amount of indebtedness of Gemini and its subsidiaries equal to $50,000,000; and, (ii) the issued and outstanding membership interests in Gemini, held by Mr. Urvan, automatically converted into the right to receive (A) $50,000,000, and (B) 20,000,000 shares of Common Stock of the Issuer, $0.001 par value per share (the “Stock Consideration”). The Stock Consideration consisted of: (a) 14,500,000 shares issued without being held in escrow or requiring prior stockholder approval (the “Initial Shares”); (b) 4,000,000 shares issued subject to a Pledge and Escrow Agreement (the “Pledged Securities”); and (c) 1,500,000 shares whose issuance was contingent upon stockholder approval for the issuance (the “Additional Securities”). The issuance of the Additional Securities was approved at the Issuer’s 2021 Annual Meeting of Shareholders and were issued on November 9, 2021 in accordance with the terms of the Merger Agreement.

Further, the Issuer has granted Mr. Urvan an aggregate of 40,000 shares of restricted Common Stock as compensation for Mr. Urvan’s service as a member of the Board of Directors of the Issuer (the “Board”).

Ms. Lokey received 40,000 shares of Common Stock from the Issuer.

Item 4 Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of voting rights with respect to their ownership of shares of Common Stock of the Issuer. In addition, Mr. Urvan will influence the affairs of the Issuer in his capacity as Chief Strategy Officer and as a member of the Board and Ms. Lokey will influence the affairs of the Issuer in her capacity as Chief Financial Officer of IA Tech, a subsidiary of the Issuer. The Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including with limitation, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

On August 25, 2022, Mr. Urvan delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of highly qualified director candidates, including Gregg Alper, Darren Farber, William L. Fraim, Susan T. Lokey, Christos Tsentas, Steven F. Urvan and Wayne R. Walker (collectively, the “Nominees”), for election to the Board at the Issuer’s 2022 annual meeting of stockholders. As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, private equity, marketing, mergers and acquisitions, restructuring, strategic transformation, and public company governance. Mr. Urvan carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience across the firearms manufacturing, distribution and sales and E-commerce industries, including decades of experience as CEOs, board members, and senior executives.

Gregg Alper has served as President and a member of the board of directors of GWA Distribution Group, an online retailer that focuses on replacement automotive, marine, and small engine parts through various online channels, since February 2016 and April 2021, respectively. He also serves as President of Delray Beach Capital, a provider of inventory financing to independent car dealerships focused on niche luxury and exotic vehicles, since founding the company in August 2021. Previously, Mr. Alper served as the Chief Operating Officer of USP Motorsports, an online provider of performance parts for German vehicles, from December 2012 to August 2016, and from January 2008 to November 2012, he served as the Director of E-Commerce. He received his B.A. from Florida Atlantic University.

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CUSIP No. 00175J107

Darren Farber has served as the Managing Partner of Albion River LLC, a private direct investment firm that focuses on aerospace, defense, and government related businesses, since he founded the firm in February 2013. Prior to this, he was the co-founder of NAWAH (North America Western Asia Holdings), a Pritzker Organization company specializing in Middle East third party logistics, where he served as Chief Operating Officer from October 2011 until January 2013. Previously, Mr. Farber served as a special advisor to the Deputy Under Secretary of Defense — Business Transformation from April 2004 to August 2011, where he received the Secretary of Defense Medal for Outstanding Public Service. Mr. Farber began his career in product engineering at Nortel Networks Inc., a multinational telecommunications and data networking equipment manufacturer, and Celestica Inc., a multinational electronics manufacturing services company. He is currently a director of MDA Ltd. (TSE: MDA), a space technology developer and manufacturer, where he has served since April 2021. Mr. Farber is also the chairman of the board of directors of Magpul Industries Corp, a designer and manufacturer of firearms accessories and outdoor lifestyle products, since May 2020. Previously, he served on the board of directors of American Pacific Corporation (formerly NASDAQ: APFC), a chemical manufacturing company, from December 2015 to February 2020 and Sparton Corporation (formerly NYSE:SPA), which designs, develops, tests and produces complex maritime electronic systems, from January 2020 to April 2021.

William L. Fraim is currently retired after having served as the Chief Executive Officer and Chairman of the board of directors of AcuSport Corporation (“AcuSport”), a nationwide distributor of outdoor and shooting sports products, from September 2003 to December 2018. Prior to that, Mr. Fraim held various other management positions at AcuSport, including serving as President (from July 1988 to September 2003), General Manager (from 1984 to July 1988) and Marketing Manager (from 1983 to 1984). Mr. Fraim is currently on the board of trustees of The Berry Family Foundation, an independent non-profit foundation focused on encouraging enterprise and a strong Dayton, Ohio community, where he has served since December 1986. Since February 2014, he has served on the board of trustees of Hillsdale College, a private conservative liberal arts college. Previously, Mr. Fraim served as President and a member of the board of the National Association of Sporting Goods Wholesalers (NASGW), a nonprofit trade association that represents hunting and shooting sports equipment manufacturers and wholesalers, from 1990 to 1992 and from 1988 to 1998, respectively. He also served as Chairman of the board of trustees of the Hunting Heritage Trust, a charitable organization created to fund programs that will enhance appreciation of the United States’ hunting heritage and increase public understanding and participation in recreational shooting sports, from September 2007 to June 2019, after first joining the board in December 2003. Mr. Fraim holds a B.A. from Occidental College.

Susan T. Lokey has served as Chief Financial Officer of IA Tech LLC (“IA Tech”) (f/k/a GB Holdings Inc.), the parent company of GunBroker.com, LLC (“GunBroker.com”),1 one of the largest online auction sites for firearms and hunting/shooting accessories, since 2006, after first joining the company in 2002, and as the Chief Financial Officer of SpeedLight, a wholly owned subsidiary of the Issuer, since April 2021. She also serves as the Chief Financial Officer of IA Tech’s other subsidiaries, including Cloud Catalyst Technologies LLC, a provider of managed platforms to support brands’ customer acquisition, eCommerce, predictive analytics, backend fulfillment, and customer service (since January 2009), Enthusiast Commerce LLC, a lifestyle eCommerce platform (since January 2009), S&T Logistics LLC, a supply chain logistics platform (since January 2009), Outdoor Liquidators, LLC, an eCommerce liquidation platform focusing on the hunting and sport shooting community (since January 2009), Outsource Commerce LLC, an eCommerce platform (since January 2009) and RightFit Direct LLC, an eCommerce platform specializing in accessories (since January 2009). Since December 2013, she has served as Vice President and Director of North Harbor Insurance Co., an insurance provider. Ms. Lokey has also served as Chief Financial Officer of BitRail Holdings, Inc., a compliant crypto currency payment company, since February 2018. Previously, she served as Manager of the Sales Audit and Sales Accounting department at The Home Depot, Inc. (NYSE: HD) (“Home Depot”), a multinational home improvement retail corporation, from 1995 to 2000. At Home Depot, Ms. Lokey oversaw a staff of 120 accountants and auditors that provided daily key retail sales statistics to the President and Chief Financial Officer. Earlier in her career, Ms. Lokey served in various other positions, including as Treasury Specialist at Fosterlane Management Corporation, the sovereign wealth enterprise real estate arm of the Kuwait Investment Authority, and as Financial Officer at Bartow County Bank, a full-service bank. Ms. Lokey is a Certified Public Accountant and holds a Bachelors of Business Administration from Kennesaw State University.

1 N/k/a Outdoors Online, LLC (dba GunBroker.com), which according to the Issuer’s most recent Annual Report on Form 10-K filed with the SEC, is a wholly owned subsidiary of IA Tech, LLC, which is a wholly owned subsidiary of GB Investments, Inc., which is a wholly owned subsidiary of Speedlight Group I, LLC, which is a subsidiary of the Company.

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CUSIP No. 00175J107

Christos Tsentas has served as a Partner of Albion River LLC, a private direct investment firm, with a focus on aerospace, defense and government related opportunities, since January 2020, and he previously served as Vice President, from January 2017 to January 2020. Prior to that, Mr. Tsentas served as an investment banker at KippsDeSanto & Co., an M&A advisory firm focused on the aerospace and defense markets, from 2009 to 2015. Mr. Tsentas has served on the board of directors of Magpul Industries Corporation, a designer and manufacturer of firearms accessories and outdoor lifestyle products, since May 2020. Mr. Tsentas holds a B.S. in Finance and Accounting from the University of Virginia and an M.B.A. from Columbia Business School.

Steven F. Urvan has served as Chief Strategy Officer and a member of the Board of the Issuer since April 2021. In addition, Mr. Urvan runs The Urvan Family Office, a collection of entities that manage his investments. Mr. Urvan is the founder and Executive Chairman of BitRail Holdings, Inc., a compliant crypto currency payment company, since February 2018. Previously, Mr. Urvan founded GunBroker.com, one of the largest online auction sites for firearms and hunting/shooting accessories, in 1999 and served as its Chief Executive Officer until April 2021, when the business was acquired by the Issuer in connection with the Merger (as defined below). Mr. Urvan has spent over 20 years as an entrepreneur, advisor, and investor with a passion for building and growing companies across various industries with a focus of technology as a core or enabler. Mr. Urvan remains active in other companies that he founded, including Outdoors.com Digital Media, an outdoor lifestyle website that he founded in 2017 and App Cohesion, an e-commerce technology platform that he founded in 2017. Prior to founding GunBroker.com, Mr. Urvan served as Director of Engineering at Global Village Communications, a provider of network fax software solutions. Prior to that, he architected what was at the time the largest optical data storage and retrieval system for ATM and POS information for Bank of America. Mr. Urvan manages the Steve Urvan Foundation for Philanthropic Pursuits and is actively involved in several non-profit organizations.

Wayne R. Walker has served as President of Walker Nell Partners, Inc., an international business consulting firm, since founding the firm in 2004. Earlier in his career, Mr. Walker served as Partner at ParenteBeard LLC (n/k/a Baker Tilly Virchow Krause, LLP), an accounting firm, from 2001 to 2004, and as Senior Legal Counsel at E. I. du Pont de Nemours and Company (n/k/a DuPont de Nemours, Inc. (NYSE: DD)), a chemicals, agriculture and specialty products company, from 1984 to 1998. Mr. Walker currently serves on various public and private boards of directors, including Wrap Technologies, Inc. (NASDAQ:WRAP), a global public safety technology and services company, since November 2018, where he serves as chairman of the board, Petro Pharmaceuticals, Inc. (NASDAQ: PTPI), a men’s health company, since December 2020, AYRO, Inc. (NASDAQ: AYRO), a designer and producer of all-electric vehicles, since November 2020, and Pitcairn Trust Company, a national advisor to family offices, since October 2018. Mr. Walker previously served on the boards of directors of BridgeStreet Worldwide, Inc., a leading provider of furnished apartments to corporations, from 2013 to 2014, and Last Call Operating Companies, an owner of various national restaurants, from 2016 to 2018. Mr. Walker has also served on the board of directors of Eagleville Hospital, a behavioral health organization, since 2015, and previously, he served on the boards of directors of National Philanthropic Trust, a public charity dedicated to providing philanthropic expertise to donors, from 2013 to 2020, where he was chairman of the board of trustees, and Habitat for Humanity International, a global housing organization, from 1992 to 1998, where he was chairman of the board of directors.  Mr. Walker holds a B.A. from Loyola University New Orleans and a J.D. from the Columbus School of Law at the Catholic University of America.

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CUSIP No. 00175J107

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of the date hereof, Mr. Urvan beneficially owns 20,040,000 shares of Common Stock of the Issuer, representing approximately 17.13% of the total issued and outstanding shares of the Issuer’s Common Stock.

As of the date hereof, Ms. Lokey beneficially owns 40,000 shares of Common Stock of the Issuer, representing less than 1% of the total issued and outstanding shares of the Issuer’s Common Stock.

(b) Mr. Urvan holds sole voting and dispositive power over the Initial Shares and the Additional Securities. Pursuant to the Pledge and Escrow Agreement and the Company Lock-Up Agreement, each as defined and described in Item 6 of the Schedule 13D, Mr. Urvan has sole voting rights with respect to the Pledged Securities but may not sell or transfer the Pledged Securities without the consent of the Issuer, until such restrictions are removed pursuant to the terms of the Pledge and Escrow Agreement and the Lock-Up Agreement.

Ms. Lokey holds sole voting and dispositive power over the shares of Common Stock of the Issuer directly held by her.

(c) Other than 10,000 restricted shares of Common Stock of the Issuer awarded to Mr. Urvan on July 12, 2022 as compensation for his service on the Board, there were no transactions by the Reporting Persons in the Issuer’s Common Stock during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Person for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

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CUSIP No. 00175J107

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Persons.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 25, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7 Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit Number	Description

99.1	Joint Filing Agreement, dated August 25, 2022.

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CUSIP No. 00175J107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2022

/s/ Steven F. Urvan
Steven F. Urvan

/s/ Susan T. Lokey
Susan T. Lokey

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